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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Amaru, Inc.
                                   -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   02311Q 10 2
                                   -----------
                                 (CUSIP Number)

                          Asian Venture Group Pte Ltd.
                                  Tang Kok Kong
              122 Middle Road #05-08 Midlink Plaza Singapore 188973
                               Tel: (65) 63373353
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 24, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

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CUSIP No. 02311Q 10 2

--------------------------------------------------------------------------------
1.   Name of Reporting Person and I.R.S. Identification Number

                          Asian Venture Group, Pte Ltd.
                      Not Applicable - Foreign Corporation

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2.   Check the Appropriate Row if a member of a Group (See Instructions)

                                       (a)

                                       (b)

                                 Not Applicable

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3.   SEC Use Only

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4.   Source of Funds

                                       OO

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

                                       N/A

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6.   Citizenship or Place of Organization

                                    Singapore

--------------------------------------------------------------------------------
7.   Sole Voting Power 2,247,902

8.   Shared Voting Power 0

9.   Sole Dispositive Power 2,247,902

10.  Shared Dispositive Power 0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,247,902
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                       N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                                      7.37%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

                                       CO
--------------------------------------------------------------------------------

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares") of Amaru, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 112 Middle Road, #08-01 Midland House, Singapore 188970. Telephone: (011)(65) 6332 9287.

Item 2. Identity and Background.

(a) Name of Person Filing:

Asian Venture Group Pte Ltd.

(b) Residence or Business Address:

The principal business office is: 122 Middle Road #05-08 Midlink Plaza Singapore 188973

(c) Present Principal Occupation:

Asian Venture Group Pte Ltd. is a Singapore corporation formed for the purpose of investing in, among other things, the equity securities of various corporations.

(d) Criminal Proceedings:

During the past five years, Asian Venture Group Pte Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Judgments and Final Orders:

During the past five years, Asian Venture Group Pte Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Asian Venture Group Pte Ltd. is incorporated under the laws of  Singapore.

Item 3. Source and Amount of Funds or other Consideration.

Asian Venture Group Pte Ltd. was a shareholder of M2B World Pte Ltd. prior to its share exchange transaction with the Issuer. As a result of the share exchange transaction effected in February, 2004, Asian Venture Group Pte Ltd. exchanged its shares in M2B World Pte Ltd. as a consideration for receiving a total of 1,597,902 shares of common stock of the Issuer and 19,500 shares of Series A Convertible Preferred Stock of the Issuer ("Preferred Stock"). The Preferred Stock was subsequently converted into 750,000 shares of common stock of the Issuer in October, 2004. The Shares were obtained based on the exchange ratio set forth in the Agreement and Plan of Reorganization dated as of February, 2004 and filed with the Securities and Exchange Commission as an exhibit to Form 8-K on March 11, 2005. Asian Venture Group did not provide any cash payment in connection with the acquisition of the Shares.

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Item 4. Purpose of Transaction.

Asian Venture Group Pte Ltd. has acquired the Shares for investment purposes. See Item 3 above.

Item 5. Interest in Securities of the Issuer.

(a) - (b) See Rows 7, 9, 11 and 13 of the cover page.

(c) The Reporting Person has effected the following transactions in the Common Stock during the past 60 days.

       Date        Number of Shares     Price Per Share($)    Total Cost($)
       ----        ----------------     ------------------    -------------
November 17 2005       1,500,000             US$0.40          US$600,000.00

   Total Shares

(d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between such persons and any person with respect to any securities of Amaru, Inc., including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Agreement and Plan of Reorganization by and between M2B World Pte Ltd, the shareholders of M2B World Pte Ltd. and Amaru, Inc., dated February 19, 2004, incorporated by reference from the Issuer's Form 8-K as filed with the Securities and Exchange Commission on March 11, 2004, SEC File No. 04-000469.

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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April___, 2006

ASIAN VENTURE GROUP PTE LTD.

By: /s/ Tang Kok Kong, Director